Heskett & Heskett
Attorneys At Law
John Heskett	501 South Johnstone, Suite 501	Telephone (918) 336-1773
Zachary Hyden	Bartlesville, Oklahoma 74003	Facsimile (918) 336-3152
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Jack Heskett (1932 - 2005)
Bill Heskett (1933 - 1993)

25 October 2010

John Reynolds, Assistant Director

United States Securities and Exchange Commission

Mail Stop 0304

Washington, D.C. 20549

Re:

Liverpool Group, Inc.

Supplemental Correspondence Re Form 10, Amendment 3

Submitted October 25, 2010

File No. 0-53303

Dear Director Reynolds:

Following please find our response to your comments detailed in your correspondence dated March 30, 2009, in reference to the Company named above.

1.

We note your response to comment two of our letter dated January 5, 2009.  We also note the statement “[n]one” under Item 10, Recent Sales of Unregistered Securities.  Please revise to provide disclosure relating to the 2008 transaction(s).  We may have further comment.

Response:

In 2008, the Company consummated a reorganization (“2008 Reorganization”) with its parent, Scott Contracting Merger Sub, Inc.. (Scott Merger Sub) pursuant to Section 1081(g) of the Oklahoma General Corporation Law without the need for shareholder approval and as a tax-free reorganization.  Upon consummation of the 2008 Reorganization, each issued and outstanding share of Scott Merger Sub common shares was converted into and exchanged for a share of common stock of Liverpool (on a share-for-share basis) having the same designations, rights, powers and preferences, and qualifications, limitations and restrictions as the shares of Scott Merger Sub being converted.  The 2008 Reorganization was not a transaction of the type described in subparagraph (a) of Rule 145 under the Securities Act of 1933 and the consummation of the 2008 Reorganization will not be deemed to involve an “offer”, “offer to sell”, “offer for sale” or “sale” within the meaning of Section 2(3) of the Securities Act of 1933.

As requested, the Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If you should have any further questions or comments, or need further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/   John Heskett

John Heskett

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